July 30, 2024

Carlos Doglioli
Chief Financial Officer
ATN International, Inc.
500 Cummings Center, Suite 2450
Beverly, MA 01915

        Re: ATN International, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No. 001-12593
Dear Carlos Doglioli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology